

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2021

Baljinder K. Bhullar
Chief Financial Officer
Electrameccanica Vehicles Corp.
102 East 1st Avenue
Vancouver, British Columbia, Canada, V5T 1A4

Re: Electrameccanica Vehicles Corp.
   Registration Statement on Form F-3
   Filed June 22, 2021
   File No. 333-257292

Dear Ms. Bhullar:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Beverly Singleton at (202) 551-3328 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing